Exhibit 99.1

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 11-213
August 2, 2011

Mandate for $260 Million WBJV Project Loan Completed

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) is pleased to announce it has entered into a mandate letter with Barclays Capital, the investment banking division of Barclays Bank PLC (together with its affiliate Absa Capital the corporate & investment banking division of Absa Bank Limited), The Standard Bank of South Africa Limited, West LB AG and Caterpillar Financial SARL for a US $260 million project finance loan to develop the Western Bushveld Joint Venture Project, “WBJV” 1 Platinum Mine. The proposal has preliminary approval of each of the proposed lenders but is subject to due diligence, final credit approval and execution of a loan agreement.

The key terms of the proposal are:

  A US $260 million senior loan with a term of nine years
  An additional working capital facility up to US $25 million
  A standby subordinate loan facility for cost overruns (if any)
  Hedging strategy that maximizes the hedging of byproducts such as palladium, gold and nickel thereby minimizing the ounces of platinum hedged over the loan life
  Competitive pricing of both the interest and fees

The lending group of banks has a global presence, direct platinum industry experience and includes two of South Africa’s major banks. Each of the banks has a defined role in order to assist with efficiency and a timely closing, currently expected by November 30, 2011.

An Updated Feasibility Study published for the WBJV Project 1 Platinum Mine in October 2009 planned for a steady state production rate of 275,000 4E ounces (platinum, palladium, rhodium and gold) per year at a capital cost of US $443 million (UFS, www.sedar.com). Of the required capital cost, a fully funded Phase 1 $100 million surface establishment and underground decline development program is already in progress. The banking group was provided updated information from implementation work in progress.

R. Michael Jones, President and CEO of Platinum Group, commented "Our Board of Directors and Management are pleased to welcome these top global financial institutions to the group developing the WBJV Project 1 Platinum Mine. This is a significant step forward and these project finance investment banks join an impressive list of institutional shareholders. We have a near surface, low cost, high grade, well designed mine, at a good time for platinum. Our investor and banking groups acknowledge, by their participation, that we have a robust project and South Africa is open for business.”

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Frank Hallam, CFO of Platinum Group, said “We had strong interest from a number of banks and the proposed senior loan is in line with our plans and expectations. With many milestones behind us, we now look forward to completing our Phase 1 development, finalizing our bank loan, finalizing concentrate off-take agreements and the grant of our final Mining Authorization. This is an exciting time for the Company as we convert plans into action.”

Barclays Capital is a premier full service global investment bank with a strong presence in the mining & metals sector and in South Africa. Barclays has a long history providing debt and risk management solutions to mining companies and has a commodities business ranked in the top 3 globally. Barclays will be working with their South African affiliate Absa Capital in their role for the Company.

Standard Bank is Africa’s leading investment bank, concentrated on key emerging market sectors including commodities and mining & metals. Standard Bank is a full service bank in South Africa and has in depth technical knowledge and experience in the PGM industry.

West LB AG is a leading European commercial bank, offering a full range of products and services focused on lending, corporate and structured finance, risk management, commodity hedging, capital market and private equity products, and transaction services. West LB's metals & mining team incorporates years of sector experience with strong sector credentials and direct industry experience.

Caterpillar Financial SARL, Zurich is the structured trade and project finance arm of Cat Financial. For nearly 30 years, Cat Financial, a wholly-owned subsidiary of Caterpillar Inc., has been providing a wide range of financing alternatives to customers and Caterpillar dealers for Cat machinery and engines, Solar® gas turbines and other equipment and marine vessels. Cat Financial has offices located throughout the Americas, Asia, Australia and Europe, with headquarters in Nashville, Tennessee in the U.S.A. and has performed as a lead arranger in many mining projects, completing over US $300 million in financings for client’s in Africa over recent years.

Platinum Group Metals is being advised regarding project finance solutions by Mr. AJ Ali, CA. Mr. Ali has 30 years of Project Finance experience in the mining sector.

As the transaction is subject to a number of conditions precedents there can be no assurance that the transaction will complete. R. Michael Jones, P. Eng, is the non-independent qualified person responsible for this release. The technical data has been verified by direct involvement in the Updated Feasibility Study at that time.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

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For further information contact:
          R. Michael Jones, President
          or Kris Begic, Corporate Development
          Platinum Group Metals Ltd., Vancouver
          Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange – AMEX have not reviewed and do not accept responsibility for the accuracy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion, terms or timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects, further exploration on the Company’s properties, the finalization of concentrate off-take agreements and the grant of the final Mining Authorization. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.